767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

December 1, 2021

VIA EDGAR TRANSMISSION

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Trebia Acquisition Corp.

Registration Statement on Form S-4

Filed November 3, 2021

File No. 333-260714

Dear Mr. Kauten:

On behalf of our client, Trebia Acquisition Corp. (“Trebia” or the “Company”) we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 19, 2021, with regard to the registration statement on Form S-4 (File No. 333-260714) filed by the Company on November 3, 2021 (together with the exhibits thereto, the “Registration Statement”). In addition, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with this response letter, which includes revisions made to the Registration Statement in response to the Staff’s Comment Letter as well as additional changes required to update the disclosures contained in the Registration Statement.

For ease of reference, each of the Staff’s comments contained in the Comment Letter is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Terms used and not defined herein have the meanings given to such terms in Amendment No. 1.

Form S-4

Questions and Answers, page 19

1. Comment: We note your disclosure in response to prior comment 5 that there is no significant business benefit or detriment associated with the Tax Receivable Agreement or the Up-C Structure. Please clarify that the company is liable for payments under the Tax Receivable Agreement for payment of tax benefits realized or potentially realized and that these payments may be substantial or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 and added additional risk factors on page 110 of Amendment No. 1.

Securities and Exchange Commission December 1, 2021 Page 2

Summary of the Proxy Statement/Prospectus

Summary of the Business Combination Proposal, page 44

2. Comment: We note your response to our prior comment 1. Please revise your disclosure to quantify the overlapping equity ownership between System1, LLC and Protected.net Group.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 1 in the pre-business combination structure chart on page 45 of Amendment No. 1.

Shareholder Proposal No. 5—The Non-Binding Governance Proposals

Proposal 5D—the exclusive forum proposal, page 169

3. Comment: We are unable to locate disclosure responsive to prior comment 12 and reissue the comment. Please balance your disclosure by describing the potential negative impacts of the exclusive forum provision on investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 172 of Amendment No. 1.

Non-GAAP Financial Measures, page 201

4. Comment: We note your revised presentation in response to prior comment 16. We note you continue to present revenue of your acquisitions for the periods prior to the acquisition being completed. Tell us how you considered that this adjustment results in a tailored revenue recognition and measurement method. We refer you to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 206 of Amendment No. 1 to clarify in footnote 4 that the figures presented are Adjusted EBITDA and not revenue, as was inadvertently indicated in the previously filed Registration Statement.

System1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment Results, page 248

5. Comment: We note your expanded tables in response to prior comment 20. Please expand these disclosures to include a discussion by segment of profitability. Refer to Financial Reporting Codification 501.06.a. In addition, we note your revenue recognition policy on page F-89 is broken out between Advertising and Other Revenue and SS Protect Revenue. Please disclose how SS Protect Revenue is presented in your current segment disclosures.

Securities and Exchange Commission December 1, 2021 Page 3

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 253 of Amendment No. 1.

Comparison of the Years Ended December 31, 2020 and 2019

Cost of Revenues, page 267

6. Comment: We note your expanded disclosures in response to prior comment 25. We note your current disclosures explain why cost of revenue increased year over year on a dollar basis. Expand your disclosures to explain why as a percentage of revenue, your cost of revenues decreased to 108% in 2020 from 131% in 2019. Similar concerns apply to your disclosures on page 269 where we note your cost of revenue as a percentage of revenue decreased to 79% in the six months ended June 30, 2021 compared to 126% in the six months ended June 30, 2020. Refer to Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 272 and 274 of Amendment No. 1.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 271

7. Comment: We note your expanded disclosures in response to prior comment 27. However, we note your discussion of cash flows from operating activities continues to be limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 277 of Amendment No. 1.

Note 1. Organization and Description of the Business, page F-81

8. Comment: We note your response to prior comment 30. Please disclose the percentages provided in your response for total revenue and long-lived assets. In this regard, we note it will provide context to investors as you currently disclose several other countries that you have operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-87 of Amendment No. 1.

Securities and Exchange Commission December 1, 2021 Page 4

S1 Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements, page F-81

9. Comment: We note your response to prior comment 31. We repeat our prior comment to provide footnote disclosure to address how you terminated this product line. In addition, expand your disclosure on page 251 to disclose the impact on revenue in 2019 compared to 2018 related to the termination of your Social Publishing product line.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 256 and F-61 of Amendment No. 1.

[Remainder of Page Intentionally Left Blank]

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8268 or by e-mail at eoghan.keenan@weil.com.

Sincerely yours,

/s/ Eoghan Keenan

cc:	Securities and Exchange Commission

Ryan Rohn, Senior Staff Accountant

Stephen Kirkorian, Accounting Branch Chief

Austin Pattan, Law Clerk

Trebia Acquisition Corp.

Tanmay Kumar, Chief Financial Officer

Paul Danola, President

Weil, Gotshal & Manages LLP

Michael J. Aiello

Latham & Watkins LLP

Steven Stokdyk